SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

15 February 2024
LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, 15 February 2024
           re: Board Change

15 February 2024

LLOYDS BANKING GROUP: BOARD CHANGE

Lloyds Banking Group plc ("Group") announces that Lord Lupton has informed the Board that he intends to step down as a non-executive director of the Group at its 2024 annual general meeting having served almost seven years on the Board. Also, he will step down as Chair of Lloyds Bank Corporate Markets plc ("LBCM") at the same time. The process for the appointment of the next Chair of LBCM is well-advanced and John Owen, the Senior Independent Director of LBCM, will take on the role of interim Chair of LBCM when Lord Lupton steps down.

Sir Robin Budenberg, Group Chair, said "I would like to thank James for the valuable contribution he has made to the Board since June 2017 and for his leadership as the inaugural Chair of Lloyds Bank Corporate Markets and for his personal support for me since I became Chair. I wish James the best for the future. I would also like to thank John for taking on this important additional role."

- END -

For further information:

Investor Relations
Douglas Radcliffe
Group Investor Relations Director
Email: douglas.radcliffe@lloydsbanking.com

Group Corporate Affairs
Matt Smith
Head of Media Relations
Email: matt.smith@lloydsbanking.com
+44 (0) 20 7356 1571 +44 (0) 7788 352 487

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 15 February 2024